EXHIBIT 1

                       [AMP Incorporated Letterhead]

August 11, 1998

Mr. Lawrence A. Bossidy                                         Via Facsimile
Chairman and Chief Executive Officer                     [fax number omitted]
AlliedSignal, Inc.
P.O. Box 3000
Morristown, NJ 07962

Dear Larry:

I received your letter yesterday afternoon and am writing to let you know that I will pass on to the AMP Board of Directors your request for a meeting to discuss AlliedSignal's proposal. The AMP Board will be meeting in the near future to review the offer recently commenced by AlliedSignal. However, until the Board has an opportunity to consider the offer, as well as your request for a meeting, I believe that a meeting between us would be premature. If after considering the offer, the Board believes that a meeting would be appropriate, I will be in touch with you promptly following such a decision.

I would appreciate your understanding on this matter.

Sincerely,

/s/ Bill
William J. Hudson,
Chief Executive Officer
and President